Exhibit 99.72

MAVERIX METALS INC.

Suite 575, 510 Burrard Street

Vancouver, British Columbia

Canada V6C 3A8

Telephone No.: 604-449-9290

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Maverix Metals Inc. (the “Corporation” or “Maverix”) will be held in the Pacific Room at the Metropolitan Vancouver Hotel, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9 on May 29, 2018 at 2 p.m. (Vancouver Time) for the following purposes:

1.              to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2017 together with the auditor’s report thereon;

2.              to elect directors for the ensuing year;

3.              to appoint KPMG LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix the auditors’ remuneration; and

4.              to transact such other business as may properly come before the meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

The board of directors has fixed April 20, 2018 as the record date for determining the shareholders entitled to receive notice of and vote at the Meeting.

Shareholders unable to attend the meeting in person are requested to read the enclosed management information circular and proxy (or Voting Instruction Form, a “VIF”) and complete and deposit the proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their complete proxy or VIF in accordance with the instructions given by their financial institution or other intermediary that forwarded the proxy to them.

DATED at Vancouver, British Columbia this 25th day of April, 2018.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed: “Daniel O’Flaherty”
Daniel O’Flaherty
Chief Executive Officer